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                                                                      EXHIBIT 17


FOR IMMEDIATE RELEASE

CONTACT:
WILLIAM HEALEY (CEO, SMARTFLEX)
JOHN HOHENER (CFO, SMARTFLEX)
714-838-8737

                    SATURN ELECTRONICS AND ENGINEERING, INC.
                       TO ACQUIRE SMARTFLEX SYSTEMS, INC.

         TUSTIN, CALIFORNIA -- JULY 7, 1999--SMARTFLEX SYSTEMS, INC. (NASDAQ:
SFLX) announced today that it has entered into a definitive agreement pursuant to which all of the outstanding shares of common stock of Smartflex Systems, Inc. ("Smartflex") will be acquired by Saturn Electronics & Engineering, Inc. ("Saturn"). Under the agreement, which has been approved unanimously by Smartflex's board of directors, Saturn will commence a tender offer for all outstanding shares of common stock of Smartflex for $10.50 per share in cash. The tender offer will be followed by a merger in which any shares not acquired by Saturn in the tender offer will be acquired for the same amount of cash in the merger. The directors and executive officers of Smartflex, who own approximately 5% of the outstanding shares of Smartflex, have agreed to tender their shares and to vote in favor of the merger.

         The tender offer will commence no later than Wednesday, July 14, 1999, and will be conditioned on a majority of the outstanding shares of Smartflex being tendered as well as other customary conditions. SG Cowen Securities Corporation has acted as financial advisor to Smartflex in connection with the transaction.

         Based in Tustin, California and founded in 1985, Smartflex is an electronics manufacturing services (EMS) expert in precision, automated manufacturing. The services of Smartflex optimize and accelerate product realization - the process from product concept through volume manufacturing. For the 12 months ended December 31, 1998, Smartflex achieved net earnings after taxes of $1.5 million on sales of approximately $107 million.

         Specializing in precision interconnect-based packaging enables Smartflex to design and manufacture significantly smaller products at reduced cost. Smartflex's specialty manufacturing skills allow the company to help its telecommunications, computer, and medical electronics customers meet their goals of smaller packaging, reduced cost, and faster delivery to the

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marketplace. Smartflex serves customers worldwide from its factories and technology centers in Cebu, Philippines; Monterrey and Guadalajara, Mexico; Singapore; West Long Branch, New Jersey; Hudson, New Hampshire; and Santa Clara, Fremont, and Tustin, California. For more information about Smartflex, visit its website at www.smartflex.com.

         Saturn, whose corporate headquarters are located in Auburn Hills, Michigan, is a privately-held company providing electronic and electromechanical systems for automotive and non-automotive applications. Since its inception in 1985, Saturn has filled a niche in the electronics marketplace by offering innovative products and solutions to Fortune 500 firms. Saturn is well known for its flexible and high-reliability manufacturing, and is positioned as a full-service global supplier to the automotive, commercial and defense markets. Saturn's worldwide facilities include its headquarters, Innovation Center (Tech Center), sales offices and manufacturing facilities in Auburn Hills, Rochester Hills, Oxford, and Coopersville, Michigan; Rocky Mount, North Carolina; Marks, Mississippi; Juarez and Monterrey, Mexico.

         William L. Healey, President, Chief Executive Officer and Chairman of the Board of Smartflex, commented, "The extensive sales, service and manufacturing resources of Saturn are extremely complementary with those of Smartflex. We feel confident that these synergies will fuel the growth of the Smartflex business to a new level."

         Wallace K. Tsuha (pronounced "su ha"), founder, President and Chief Executive Officer of Saturn, was quoted to say "Smartflex has become a recognized technical leader in precision automated manufacturing and specialty electronic manufacturing services. It is known for its design, engineering and prototyping expertise. We are excited about the growth prospects this proposed acquisition adds to Saturn's position as a full-service global supplier. The merger of our two businesses will enhance our growth prospects and provide a viable electronics platform to build upon in the automotive, commercial, telecommunications, medical and defense markets," added Tsuha.

         "The acquisition fits our strategic plans of product diversification, global growth, and expansion into other markets. Our combined strengths will provide opportunities for new technologies, exceptional engineering capabilities, expanded global presence, and expertise in a more diversified marketplace," added Tsuha.


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         Saturn is a high-growth company with industry recognition for quality and competitiveness. It is driven by a strong corporate culture of providing customers with high-quality, competitive products with innovation being at the heart of its success. Working in a team environment, employees are recognized and encouraged to contribute to the growth and success of the company. For more information, visit Saturn's website at www.saturnee.com.

This release contains forward-looking statements, including each statement of management's opinions, expectations, plans, and objectives for future operations that involve risks and uncertainties. Actual results could differ materially from these expectations as a result of various factors, and therefore we caution investors against ascribing undue weight thereto. The factors include, but are not limited to, the ability to effectively identify, investigate, conclude, integrate and manage acquisitions or large-scale projects, to manage the transition of manufacturing operations, qualification of manufacturing processes, efficient utilization of manufacturing facilities and financial resources, the ability to retain and attract qualified personnel, international currency fluctuations, and future financial, economic, competitive and market conditions and their potential direct or indirect effect, including cancellations of orders included in backlog. These and other factors are also discussed in Smartflex Systems' 10-K, 10-Q and other filings made previously or from time to time with the Securities and Exchange Commission.


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